EXHIBIT 99.1

                              CAUTIONARY STATEMENT

            TELIDENT, INC. (THE "COMPANY"), OR PERSONS ACTING ON BEHALF OF THE COMPANY, OR OUTSIDE REVIEWERS RETAINED BY THE COMPANY MAKING STATEMENTS ON BEHALF OF THE COMPANY, OR UNDERWRITERS OF THE COMPANY'S SECURITIES, FROM TIME TO TIME, MAY MAKE, IN WRITING OR ORALLY, "FORWARD-LOOKING STATEMENTS" AS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "LITIGATION REFORM ACT"). THIS CAUTIONARY STATEMENT, WHEN USED IN CONJUNCTION WITH AN IDENTIFIED FORWARD-LOOKING STATEMENT, IS FOR THE PURPOSE OF QUALIFYING FOR THE "SAFE HARBOR" PROVISIONS OF THE LITIGATION REFORM ACT AND IS INTENDED TO BE A READILY AVAILABLE WRITTEN DOCUMENT THAT CONTAINS FACTORS WHICH COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS ARE IN ADDITION TO ANY OTHER CAUTIONARY STATEMENTS, WRITTEN OR ORAL, WHICH MAY BE MADE, OR REFERRED TO, IN CONNECTION WITH ANY SUCH FORWARD-LOOKING STATEMENT.

            THE FOLLOWING MATTERS, AMONG OTHERS, MAY HAVE A MATERIAL ADVERSE EFFECT ON THE BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE, OF THE COMPANY. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

            TELIDENT'S HISTORY OF OPERATING LOSSES. Except for the last three quarters, we have historically incurred losses from operations because we have not sold enough products to cover our expenses. We had an accumulated deficit of approximately $13.6 million as of December 31, 1998. Net losses applicable to our common stock for the years ended June 30, 1998 and 1997, were approximately $1.0 million and $3.8 million, respectively. We cannot assure you that we will be able to operate profitably in the future.

            IMPACT OF CONVERSION OF TELIDENT'S PREFERRED STOCK AND EXERCISE OF WARRANTS AND OPTIONS. The 400,000 outstanding shares of Series III Convertible Preferred Stock are convertible at separate floating rates that may be substantially below the market price of the common stock. Based on a 10-day average closing price ending February 9, 1999 ($2.25 per share), shares of this series were convertible into over twice as many shares as would be issued in a one-for-one conversion. The lower the common stock price at the time a holder converts, the more common shares the holder gets. Due to the conversion ratios applicable to this series, there is no limit on the number of common shares into which shares of this series can be converted.

            To the extent a holder of Series III Convertible Preferred Stock converts and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow a holder to convert its shares of Series III Convertible Preferred Stock into a greater amount of common stock, the sales of which would further decrease the price of the common stock. The significant downward pressure on the price of the common stock as the holder converts and sells material amounts of common stock could encourage short sales by the holder or others. This could place further downward pressure on the price of the common stock. The conversion of shares of this series, or any other series of preferred stock, may result in substantial dilution to the interests of the other holders of common stock since each holder of preferred stock may ultimately convert and sell the full amount issuable upon conversion.

            As of February 9, 1999, there were 2,787,657 shares of common stock outstanding. There were warrants outstanding to purchase 1,084,907 shares of common stock and options outstanding to purchase 100,045 shares of common stock. In addition, there were 37,500 shares of Series I Convertible Preferred Stock and 400,000 shares of Series III Convertible Preferred Stock outstanding. As noted above, the Series III Convertible Preferred Stock converts at separate floating rates. On the other hand, the Series I Convertible Preferred Stock converts at a fixed rate of 6.4 common shares for each preferred share. In general, each outstanding warrant is exercisable for one common share. However, if Telident issues new securities at a price less than $2.50 per share, the antidilution provisions of the Series III Convertible Preferred Stock and the related warrants would cause the Telident to issue a greater number of common shares upon their conversion/exercise.

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            Based on the 10-day average closing price presented above and assuming full conversion of all outstanding preferred stock and the exercise of all outstanding warrants and options, Telident would have issued approximately 2,339,671 shares of common stock. Such shares would have represented approximately 83.9% of our issued and outstanding common stock on that date.

            The following chart depicts the number of common shares we would be required to issue upon full conversion of all outstanding preferred stock and exercise of all outstanding warrants and options.

                                                               Number of Common Shares    Number of Common Shares    Percentage of
10- Day Average                                               Issuable Upon Conversion   Issuable Upon Conversion  Total Outstanding
  Common Stock    Percentage Above   Number of Common Shares   of 37,500 Outstanding            of 400,000            Common Stock
Price at Time of  or Below Recent   Issuable Upon Exercise of    Shares of Series I          Outstanding Share      the Newly Issued
  Conversion/      10-Day Average     1,184,952 Outstanding    Convertible Preferred     ------------------------      Shares Would
    Exercise     Common Stock Price    Warrants and Options            Stock                             Special        Represent
                                                                                           FAMCO       Situations
----------------  ---------------    -----------------------   -----------------------   ------------------------  -----------------
     $0.90              -60%                1,184,952                 240,000            694,444         694,444         100.9%

     $1.35              -40%                1,184,952                 240,000            462,962         636,942          90.6%

     $1.80              -20%                1,184,952                 240,000            347,222         636,942          86.4%

     $2.25           No Change              1,184,952                 240,000            277,777         636,942          83.9%

     $2.70              +20%                1,184,952                 240,000            200,000         636,942          81.1%

     $3.15              +40%                1,184,952                 240,000            200,000         636,942          81.1%

     $3.60              +60%                1,184,952                 240,000            200,000         636,942          81.1%

            POTENTIAL INABILITY TO SELL TELIDENT OR ACQUIRE ANOTHER COMPANY. We are exploring strategic options, including selling Telident or acquiring another company. These options are designed to increase the size and capability of Telident, to spread the cost of our existing infrastructure, and to increase shareholder value. We do not have any understandings, commitments or agreements with respect to any such transactions. There can be no assurance that we will consummate any such transaction or that any such transaction, if consummated, will ultimately be advantageous or profitable for us.

            TELIDENT'S FUTURE CAPITAL REQUIREMENTS. At December 31, 1998, we had approximately $1.3 million in cash and $2.3 million in net tangible assets. We believe that the proceeds from our August 1998 private placement and the cash received from future operations will enable us to meet the working capital requirements of our current operating plan and to sustain our business as a going concern at least through December 31, 1999. However, should we incur additional operating losses in the future, we may require additional capital to meet Nasdaq's $2.0 million net tangible asset requirement for continued listing on the Nasdaq SmallCap Market. If additional capital is not available in these circumstances, we could lose our listing on the Nasdaq SmallCap Market. The availability of capital may also impact our ability to consummate a future acquisition of another company. Additional capital may not be available on terms acceptable to us or at all.

            NO ASSURANCE OF TELIDENT'S CONTINUED QUOTATION ON THE NASDAQ STOCK MARKET. Telident barely exceeds the minimum standards for continued listing on the Nasdaq SmallCap Market. The Nasdaq Stock Market may also decide that our past issuances of securities violated Nasdaq's corporate governance requirements. In either case, our shares could be delisted. If our shares do not continue to be listed on the Nasdaq SmallCap Market, trading, if any, would be conducted in the over-the-counter market in the so-called "pink sheets" or the OTC Bulletin Board, which was established for securities that do not meet the Nasdaq SmallCap Market listing requirements. Consequently, selling our shares would be more difficult because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news media coverage of Telident may

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be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. There can be no assurance that our common stock will continue to be listed on the Nasdaq SmallCap Market.

            EFFECTS OF TELIDENT'S RECENT RESTRUCTURING. We have focused on strengthening our market position, reducing our costs and examining ways to grow and be profitable. Such efforts have included reducing operating expenses, cutting our workforce and repositioning our sales force. These steps may not lead to increased revenue, improved market position or profitability. If these measures and other reorganization efforts prove unsuccessful, our business, operating results and financial condition could be materially adversely affected and we may be unable to achieve the strategic objectives described above.

            TELIDENT'S DEPENDENCE ON NEW OR IMPROVED PRODUCTS; TECHNOLOGICAL CHANGES. We participate in an industry in which significant changes and new and better products are rapidly introduced. To keep up with the industry changes and product development, we must make substantial investments in product and technology developments. We are currently investing in hardware and software upgrades to increase our product capabilities and to take advantage of improving microprocessor and software capabilities available on the market. New products that we attempt to develop may not work as expected, may not meet a competitive market's needs or timing and may not meet necessary regulatory requirements. Furthermore, we may not have the funds required to continue these developments or to make additional investments on a timely basis in the future.

            DEPENDENCE ON W. EDWARD MCCONAGHAY AND OTHER KEY PERSONNEL. We believe that our development and ability to operate profitably depends on the continued employment of our senior management team. If W. Edward McConaghay, the President and Chief Executive Officer, who Telident has employed since April 1, 1997, or other members of the management team do not continue to serve in their present positions, our business, operating results, financial condition and cash flows could be materially adversely affected. We have not entered into non-competition or employment agreements with our employees. As a result, our employees could leave at any time and compete against us in our industry. Further, we do not maintain life insurance on any of our employees.

            COMPETITION IN 911 TRANSLATION. We face increasing competition from other companies that market products similar to our station translation system product. We are aware of two competitors which market similar products. In addition, several other competitors provide a basic 911 translation capability through hardware and software used in connection with private telephone systems. While we believe we have the industry-leading on-site notification and database management software applications, many of our potential competitors are larger and have greater resources than we do. In addition, the technology used in the telecommunications industry is subject to rapid change. We must be able to adapt to such changes by our competitors or our products will become obsolete. There can be no assurance that we will be able to adapt to such changes on a timely basis, if at all. Our competitors continually take steps to attract customers and increase their market share. The most heavily used techniques are advertising, target marketing and price competition. These competitive practices, as well as competition that may develop in the future, could diminish our ability to obtain and keep customers.

            ACCEPTANCE OF 911 TRANSLATION PRODUCTS. There can be no assurance that additional states or the FCC will mandate the modification of certain private telephone systems to make them fully compatible with existing 911 technology. In the absence of such mandates, there can be no assurance that our products will maintain their current level of acceptance.

            COOPERATION WITH TELEPHONE COMPANIES. The attractiveness of our products to the public depends, in part, on the tariffs filed by local or regional telephone companies. We depend, and our customers depend, upon the cooperation of local telephone companies for the installation and operation of our products. If the pricing for network interfaces or database access provided by telephone companies is not favorable to our products, or if telephone companies are uncooperative, our sales in the affected market may drop.

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            We presently are experiencing a lack of cooperation with Ameritech, the telephone company for Illinois, Michigan, Ohio, Indiana and Wisconsin. We believe that other telephone equipment manufacturers and related service providers are having similar difficulties with Ameritech. We have installed working systems in these states; however, we have experienced 120-150 day delays by Ameritech in the installation of requested network interfaces throughout this territory. We are exploring ways to improve our relationship with Ameritech so that completion of projects for our customers are not unduly delayed. There can be no assurance that we will be successful in these endeavors.

            POTENTIAL OBSOLESCENCE OF TELIDENT'S ANALOG PRODUCTS; DEVELOPMENT OF DIGITAL INTERFACES. Several telephone companies have expressed a preference to sell digital equipment to customers within their territories instead of the current standard analog interface offered by Telident. We are currently preparing for a change to the use of digital interfaces connecting our products to private telephone systems. We are in the early stages of developing such interfaces, we believe that we have the technical ability to develop such interfaces and we estimate that such development will cost $20,000 to $30,000. We also offer our customers software applications which operate with digital equipment independent of the type of interface.

            VOLATILITY OF MARKET PRICE OF TELIDENT STOCK. The market price of our common stock has fluctuated significantly in recent days in response to numerous factors. Variations in our financial results, changes by financial research analysts in their estimates of our earnings, conditions in the economy in general or in our industry in particular, unfavorable publicity or changes in applicable laws and regulations affecting us may cause such fluctuations. During the first month of 1999, our stock ranged from a low of $1.50 on January 4 - 7 and January 11 to a high of $7.00 on January 12. There can be no assurance that purchasers of our stock can sell such stock at or above the prices at which it was purchased.

            POTENTIAL LIABILITY FOR DELAYED RESPONSES TO 911 CALLS. We may be liable if, through their failure, any of our products contribute to a delayed response from a 911 call resulting in injury, illness or death. While our products are designed to complete 911 calls even if they fail to provide number and location detail, there can be no assurance that this feature will always work as expected. We carry product liability insurance, but this insurance may not be adequate to cover successful product liability claims. We know of no pending material product liability claims against us and we know of no product liability claims brought against our competitors. However, a successful product liability suit could materially adversely affect our business, operating results, financial condition and cash flows.

            PROTECTION OF TELIDENT'S INTELLECTUAL PROPERTY. We rely upon trade secrets and patents to protect the technology we develop. We also require our employees to execute nondisclosure agreements to preserve our trade secrets. It is important for our success to preserve our intellectual property. Our competitors may develop or acquire substantially equivalent technologies or gain access to our trade secrets. We may not be able to protect our rights in our trade secrets and our attempts to do so may not provide us with a competitive advantage.

            IMPACT OF SALE OF TELIDENT STOCK. The market price of our common stock could drop as a result of a large number of shares of common stock being sold in the market following resale registrations, the exercise of warrants and options, the conversion of convertible securities, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future equity offerings.

            LIMITATIONS ON BROKER-DEALER SALES OF TELIDENT STOCK; APPLICABILITY OF "PENNY STOCK" RULES. If our shares are not listed on the Nasdaq SmallCap Market, they may become subject to an Exchange Act rule which imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. Consequently, this rule may affect the ability of holders to sell our shares in the secondary market.

            The SEC's regulations generally define a "penny stock" to be any equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share. The penny stock restrictions will not apply if our shares continue to be listed on the Nasdaq SmallCap Market and we provide price and volume information on a current and continuing basis, or meet required minimum net tangible assets or average revenue criteria. We cannot assure you that our shares will continue to qualify for exemption from these restrictions. If our shares were subject to the penny stock rules, the market liquidity for the shares would be adversely affected.

            CONTROL BY TELIDENT'S MANAGEMENT. Our current officers and directors beneficially own over half of our common stock. Accordingly, such persons exert substantial influence over our business and affairs. Such persons may also control the outcome of shareholder approvals of business acquisitions, mergers and combinations and other actions.

            TELIDENT'S YEAR 2000 READINESS DISCLOSURE. Many currently installed computer systems and software products, which are currently coded to accept only two digit date entries, will need to accept four digit date entries to distinguish 21st century dates from 20th century dates. As a result, in less than one year, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The failure of our products, our vendors or our customers to achieve Year 2000 compliance on a timely basis could materially adversely affect our business, operating results, financial condition and cash flows.

            State of Readiness. We are presently completing the assessment of our Year 2000 readiness for operations, focusing on critical operating and applications systems, particularly the Year 2000 compliance of: (a) our hardware and software products, (b) our internal administrative systems, and (c) the compliance of our key software/hardware vendors.

            We believe that all Telident products currently manufactured and marketed are Year 2000 compliant. None of our current products rely on a date to function properly. To the extent that our products process dates, they use four digit years and are not subject to the effects of Year 2000. We communicate these facts, and specific product compliance, non-compliance and upgrade options, to our customers through our Internet web page and routine sales and marketing communications activities.

            As a part of our Year 2000 assessment, we simulated the event by inserting key dates leading up to and beyond the Year 2000 in an orchestrated manner for our key infrastructure components, critical business processes and key applications systems. We expect that minor Year 2000 compliance issues will continue to be identified as an outcome of these Year 2000 simulation tests and we intend to address these compliance issues no later than the second quarter of calendar 1999.

            Telident's internal accounting software is not Year 2000 compliant; however, we have already purchased Year 2000 compliant accounting software and we plan to roll over our accounting operations to utilize the new software in 1999. In addition, we are in the process of determining whether our voice mail system is Year 2000 compliant. If we determine that our voice mail system is not Year 2000 compliant, we plan to upgrade the system to achieve Year 2000 compliance.

            We are currently performing a compliance survey of our critical vendors. Our key computer and software application suppliers are Year 2000 compliant, or we know their plans to become so. Our internal telecommunications and data processing systems are compliant. We have requested and will review our building operator's and utility vendors' plans for becoming Year 2000 compliant.

            Costs to Address Year 2000 Issues. We intend to complete our Year 2000 remediation efforts primarily with in-house resources, but will utilize consultants should the need arise. In the aggregate, we have spent an estimated $20,000 and anticipate spending an additional $15,000 as part of our Year 2000 assessment and remediation. The additional $15,000 includes the estimated $3,000 to $5,000 cost of rolling over our accounting operations to utilize new software that is Year 2000 compliant.

            Risks of Year 2000 Issues. We recognize that issues related to Year 2000 constitute a material known uncertainty. We also recognize the importance of ensuring that Year 2000 issues will not adversely affect our operations. We believe that the processes described above will be effective to manage the risks associated with the problem. However, there can be no assurance that the processes can be completed on the timetable described above or that remediation will be fully effective. The failure to identify and remediate Year 2000 issues, or the failure of customers, key vendors or other critical third parties who do business with us to timely remediate their Year 2000 issues could cause system failures or errors, business interruptions and, in a worst case scenario, the inability to engage in normal business practices for an unknown length of time. Our business, operating results, financial condition and cash flows could be materially adversely affected. At this time, however, the Company does not possess information necessary to estimate the overall potential financial impact of Year 2000 compliance issues. Specific risks we face with regard to Year 2000 issues include the following:

            1. Decreased Sales. Although we have tested and believe that our products are Year 2000 compliant, we believe that the purchasing patterns of customers and potential customers may be affected as they direct a significant portion of their scarce information technology resources to complete their Year 2000 compliance programs. These expenditures may result in reduced funds available to purchase 911 hardware and software products such as ours. This could result in a material adverse effect on our business, operating results, financial condition and cash flows.

            2. Customer Litigation. We have developed a program to advise our customers of the Year 2000 compliance status of our products and we have identified upgrade and replacement products for our customers potentially affected by Year 2000 issues. Although we believe that our efforts will ensure no disruption in the business or operations of our customers, the possibility exists that some customers may experience problems that may motivate them to sue us for restitution and damages that may be related to such problems.

            3. Disruption of Supply Materials. Several months ago, we began an ongoing process of surveying our vendors with regard to their Year 2000 readiness and we are now in the process of assessing and cataloging the first responses to the survey. We are hopeful of receiving adequate responses from critical vendors and many non-critical vendors by the second calendar quarter of 1999. We presently expect to work with vendors that show a need for assistance or that provide inadequate responses, and in many cases expects that survey results will be refined significantly by such work. Where ultimate survey results show that the need arises, we will arrange for back-up vendors before the change-over date.

            4. Disruption of Internal Computer Systems. The Company has simulated the Year 2000 event by inserting key dates leading up to and beyond the Year 2000 in an orchestrated manner for our key infrastructure components, critical business processes and key applications systems. We believe that disruption of our internal computer systems is unlikely; however, we expect that minor Year 2000 compliance issues will continue to be identified as an outcome of these Year 2000 simulation tests. We intend to address these compliance issues no later than the second quarter of calendar 1999.

            5. Disruption of Non-Computer Systems. We are currently conducting a comprehensive assessment of all non-computer systems, including utility, telecommunications, delivery and other services. Although we intend to work with any third party providers of such services to ensure that there will be no disruption in our operations,

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we believe that if any disruptions do occur, such will be dealt with promptly and will be no more severe with respect to correction or impact than would be an unexpected breakdown of such services and related equipment.

            Contingency Plans. We recognize the need for Year 2000 contingency plans in the event that remediation is not fully successful or that the remediation efforts of our vendors, suppliers and governmental/regulatory agencies are not timely completed. We intend to address contingency planning during calendar 1999.

            If key parts suppliers or contract manufacturers do not achieve Year 2000 compliance in a timely manner, or at all, we believe that we have identified alternative sources that will meet our business or operations requirements. Additionally, we plan to create sufficient reserves of finished goods inventory, such that any delay in changing vendors will have a minimal effect on the operations and financial condition of the Company.